UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
J. Andrew Murphy
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Additional Information
SIGNATURE

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission on November 24, 2008, as amended (the “Statement"), relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock"), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, dated November 12, 2008 (the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” on page 7 of the Statement is hereby amended and restated as follows:
     Except as described in this Statement or in the excerpts from NRG’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 2, 2008 (the “2008 Proxy Statement”), relating to the 2008 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of NRG after reasonable inquiry, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any material actual or potential conflicts of interest, between NRG or its affiliates, on the one hand, and (i) NRG and any of NRG’s executive officers, directors or affiliates set forth on Annex A to this Statement or (ii) Exelon, Exelon Xchange and any of their executive officers, directors or affiliates set forth on Schedule I and Schedule II to the Exchange Offer, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2008 Proxy Statement: “Voting Stock Ownership of Directors, Named Executive Officers, and Certain Beneficial Owners” and “Executive Compensation.”
Item 8. Additional Information
     The section under the heading “Forward Looking Statements” on pages 37 and 38 of the Statement is hereby amended and restated as follows:
     This Schedule 14D-9 contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule 14D-9, statements containing words such as “projects”, “anticipates”, “plans”, “expects”, “intends”, “estimates” or similar words are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause NRG’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include the factors described under Risks Related to NRG in Part I, Item 1A, of NRG’s Annual Report on Form 10-K, for the year ended December 31, 2007 (it being understood that while certain statements included in the aforementioned section of NRG’s Annual Report on Form 10-K are within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward looking statements made in connection with the Offer, including the forward looking statements contained in this Schedule 14D-9), including the following:
•	General economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

•	Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other

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damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that NRG may not have adequate insurance to cover losses as a result of such hazards;

•	The effectiveness of NRG’s risk management policies and procedures, and the ability of NRG’s counterparties to satisfy their financial commitments;

•	Counterparties’ collateral demands and other factors affecting NRG’s liquidity position and financial condition;

•	NRG’s ability to operate its businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from its asset-based businesses in relation to its debt and other obligations;

•	NRG’s ability to enter into contracts to sell power and procure fuel on acceptable terms and prices;

•	The liquidity and competitiveness of wholesale markets for energy commodities;

•	Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

•	Price mitigation strategies and other market structures employed by independent system operators, or ISOs, or regional transmission organizations, or RTOs, that result in a failure to adequately compensate NRG’s generation units for all of its costs;

•	NRG’s ability to borrow additional funds and access capital markets, as well as NRG’s substantial indebtedness and the possibility that NRG may incur additional indebtedness going forward;

•	Operating and financial restrictions placed on NRG and its subsidiaries that are contained in the indentures governing NRG’s outstanding notes, in NRG’s senior credit facility, and in debt and other agreements of certain of NRG’s subsidiaries and project affiliates generally;

•	NRG’s ability to implement its RepoweringNRG strategy of developing and building new power generation facilities, including new nuclear units and wind projects;

•	NRG’s ability to implement its econrg strategy of finding ways to meet the challenges of climate change, clean air and protecting our natural resources while taking advantage of business opportunities; and

•	NRG’s ability to achieve its strategy of regularly returning capital to shareholders.
     Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in NRG’s filings with the SEC.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ J. Andrew Murphy
	Name:	J. Andrew Murphy
	Title:	Executive Vice President and General Counsel

Dated: December 11, 2008

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